Exhibit 99.2

Chanson International Holding

(incorporated under the laws of the Cayman Islands)

(NASDAQ: CHSN)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “EGM”) of Chanson International Holding (the “Company”) will be held on August 24, 2026, at 10:00 a.m., Eastern Time, following the Company’s extraordinary general meeting of holders of Class A ordinary shares of par value US$0.01 each (the “Class A EGM”). The EGM will be held in a hybrid format. In-person participants will be able to attend the EGM at B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017. Remote participants will be able to attend the EGM at www.virtualshareholdermeeting.com/CHSN2026. The purpose of the EGM is for shareholders to consider and, if thought fit, pass the following resolutions:

1.	It is resolved as a special resolution that, subject to the Company receiving consent to the Class B Variation (as defined in the proxy statement of the EGM) from each class of shareholders in accordance with Article 2.8, the Company adopt amended and restated articles of association in the form annexed to the proxy statement in substitution for, and to the exclusion of, the Company’s existing articles of association, to, amongst other things, reflect the Class B Variation.

2.	It is resolved as an ordinary resolution that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	the authorised, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to one year of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, “Share Consolidations,” and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

3.	It is resolved as a special resolution that, subject to and immediately following each Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation.

4.	It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The foregoing items of business are described in the proxy statement accompanying this notice. The Company’s Board unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on July 23, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment thereof. Only holders of Class A ordinary shares and Class B ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the EGM or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at https://ir.chanson-international.net/. The notices of the EGM, the proxy statement, and the proxy card will be sent or made available to shareholders on or about July 23, 2026.

Each shareholder who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote at the Meeting instead of that shareholder. Such proxyholder need not be a shareholder.

By Order of the Board of Directors,

/s/ Gang Li
Gang Li
Chief Executive Officer, Director, and Chairman of the Board of Directors
Urumqi, China

July 23, 2026

CHANSON INTERNATIONAL HOLDING

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

August 24, 2026

10:00 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Chanson International Holding (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “EGM”) of the Company to be held on August 24, 2026, at 10:00 AM, Eastern Time, following the Company’s extraordinary general meeting of holders of Class A ordinary shares of par value US$0.01 each (the “Class A EGM”). The Company will hold the EGM at B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017, which shareholders will be able to attend in person and via live audio webcast online at www.virtualshareholdermeeting.com/CHSN2026. Shareholders will have an equal opportunity to participate in the business for which the EGM has been convened, to hear and see all persons present who speak and to be heard and seen by all other persons present in the same way, regardless of their geographic location.

Capitalized terms not otherwise defined in this notice of meeting have the meaning given to them in the Company’s current amended and restated articles of association.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the EGM or any adjournment thereof in real time. Beneficial shareholders who hold their shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests and may view the webcast, but will not be able to participate in or vote at the EGM.

Only holders of the Class A ordinary shares of par value US$0.01 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value US$0.01 each (the “Class B Ordinary Shares”) (Class A Ordinary Shares and Class B Ordinary Shares collectively, the “ordinary shares”) of the Company of record at the close of business on July 23, 2026 (the “Record Date”) are entitled to attend and vote at the EGM or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third of the voting rights of the outstanding ordinary shares carrying the right to vote at the EGM shall form a quorum.

Any shareholder entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A ordinary shares shall be entitled to one vote in respect of each Class A ordinary share held by such holder on the Record Date. Each holder of the Company’s Class B ordinary shares shall be entitled to 50 votes in respect of each Class B ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the EGM, resolutions will be proposed as follows:

Proposal 1: It is resolved as a special resolution that, subject to the Company receiving consent to the Class B Variation (as defined in the proxy statement of the EGM) from each class of shareholders in accordance with Article 2.8, the Company adopt amended and restated articles of association in the form annexed to the proxy statement in substitution for, and to the exclusion of, the Company’s existing articles of association, to, amongst other things, reflect the Class B Variation.

Proposal 2: It is resolved as an ordinary resolution that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i)	the authorised, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to one year of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, “Share Consolidations,” and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(ii)	no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

Proposal 3: It is resolved as a special resolution that, subject to and immediately following each Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation.

Proposal 4: It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–4.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the EGM may do so either in person or by proxy. Those shareholders who are unable to attend the EGM are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market, which permit companies to make available their annual reports to shareholders on or through the Company’s website, the Company posts its annual reports on the Company’s website. The annual report for the fiscal year ended December 31, 2025 on Form 20-F (the “2025 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2025 Annual Report to shareholders by visiting the Company’s website at https://ir.chanson-international.net. If you want to receive a paper or email copy of the Company’s 2025 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations of the Company, available at https://ir.chanson-international.net.

PROPOSAL NO. 1

AMENDED ARTICLES ADOPTION

General

Class B Variation

Currently, each holder of Class B Ordinary Shares is, on a poll, entitled to 50 votes for each Class B Ordinary Share held. The Company is proposing to vary the rights of the Class B Ordinary Shares in such manner and to such extent such that each holder of Class B Ordinary Shares will be, on a poll, entitled to exercise 80 votes for each Class B Ordinary Share held (the “Class B Variation”). Each holder of Class A Ordinary Shares is and shall remain entitled, on a poll, to one vote for each Class A Ordinary Share held. On a show of hands, every shareholder shall continue to have one vote.

Article 2.8 of the Company’s current articles of association provides that the right attaching to a class of shares may only be varied if one of the following applies: (a) the shareholders holding not less than two-thirds of the issued shares of that class consent in writing to the variation; or (b) the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the shareholders holding the issued shares of that class. For this purpose, the Company has sought approval from holders of Class A Ordinary Shares to the variation of the rights attaching to Class A Ordinary Shares arising from the Class B Variation at the Class A EGM. The Company has also separately asked its sole holder of Class B Ordinary Shares to consent in writing to the Class B Variation and expects to receive such consent prior to the EGM.

Changes to the Company’s articles of association

If the Company receives the necessary consents required by Article 2.8 of the Company’s current articles of association in relation to the Class B Variation, it is proposed that shareholders pass a special resolution approving the Company’s adoption of the amended articles of association attached as Annex A of this proxy statement (the “Amended Articles”) in substitution for, and to the exclusion of, the Company’s existing articles of association, to reflect the Class B Variation.

The Amended Articles will amend Article 12.3 to reflect the Class B Variation.

The form of the Amended M&A, reflecting the effect of the Class B Variation is attached as Annex A of this proxy statement. The Amended Articles will not be adopted unless the Company receives the necessary consents to the Class B Variation prior to the EGM from each class of shareholders in accordance with Article 2.8.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

“It is resolved as a special resolution that, subject to the Company receiving consent to the Class B Variation (as defined in the proxy statement of the EGM) from each class of shareholders in accordance with Article 2.8, the Company adopt amended and restated articles of association in the form annexed to the proxy statement in substitution for, and to the exclusion of, the Company’s existing articles of association, to, amongst other things, reflect the Class B Variation.”

VOTE REQUIRED FOR APPROVAL

Proposal No. 1 will be approved if at least two-thirds of the total votes properly cast in person or by proxy at the EGM by the holders of Shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

AMENDED ARTICLES ADOPTION.

 PROPOSAL NO. 2

SHARE CONSOLIDATION

To consider and approve a proposal to authorize the Board of Directors to effect a consolidation of the Company’s authorized and issued shares on such date as the Board of Directors shall determine, at a ratio of no less than 2-for-1 and no greater than 250-for-1, to be determined by the Board of Directors in its sole discretion.

Purpose of the Share Consolidation

The Company’s Class A Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CHSN.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A Ordinary Shares to have a minimum closing bid price of at least US$1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Class A Ordinary Shares do not close at a minimum bid price of US$1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Class A Ordinary Shares.

In the event the Class A Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to trade its Class A Ordinary Shares on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Class A Ordinary Shares would likely have a negative impact on the liquidity and market price of the Class A Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A Ordinary Shares; and (ii) the liquidity and marketability of the Class A Ordinary Shares. This could reduce the ability of holders of the Class A Ordinary Shares to purchase or sell Class A Ordinary Shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on such relationships.

Furthermore, if the Class A Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A Ordinary Shares, which may cause the market price of the Class A Ordinary Shares to decline.

However, there can be no assurance that Proposal No. 2, if effected and completed, will result in the intended benefits, such as increasing the trading price of the Class A ordinary shares or maintaining the continued listing of the Class A Ordinary Shares on Nasdaq.

Registration and Trading of our Class A Ordinary Shares

The Share Consolidation will not affect the registration of the Class A Ordinary Shares or the Company’s obligation to publicly file financial statements and other information with the U.S. Securities and Exchange Commission. If and when the Share Consolidation is implemented, the Class A Ordinary Shares will begin trading on a post-split basis on the effective date. In connection with the Share Consolidation, the CUSIP number of the Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Class A ordinary shares) will change.

Fractional Shares

No fractional Shares shall be issued in connection with the Share Consolidation and all fractional Shares (after aggregating all fractional Shares that would otherwise be received by a shareholder) resulting from the Share Consolidation will instead be rounded up to the whole number of Shares.

Authorised Share Capital

At the time the Share Consolidation is effective, the Company’s authorised share capital will be consolidated at the same ratio meaning there will be a reduction in the authorized share capital of the Company by a factor between 2 and 250.

Street Name Holders of Class A Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Class A Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Should the Board of Directors determines the effective time of the Share Consolidation, nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A Ordinary Shares in street name should contact their nominees.

Share Certificates

Should the Board of Directors choose to effect the Share Consolidation, the Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the effective time.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

”It is resolved as an ordinary resolution that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(iv)	the authorised, issued, and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”) be consolidated at any one time or multiple times during a period of up to one year of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, “Share Consolidations,” and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(v)	no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(vi)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion”

VOTE REQUIRED FOR APPROVAL

Proposal No. 2 will be approved if a simple majority of the total votes properly cast in person or by proxy at the EGM by the holders of ordinary shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE SHARE CONSOLIDATION.

PROPOSAL NO. 3

ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

To consider and approve a proposal for the Company to, subject to and immediately following each Share Consolidation (if any) being effected, adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect such Share Consolidation.

The only substantive change to be made to the Company’s memorandum of association pursuant to this Proposal No. 3 is to update paragraph 8 of the memorandum of association, which such paragraph describes the authorised share capital of the Company.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

It is resolved as a special resolution that, subject to and immediately following each Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation.

VOTE REQUIRED FOR APPROVAL

Proposal No. 3 will be approved if at least two-thirds of the total votes properly cast in person or by proxy at the EGM by the holders of Shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION TO REFLECT THE SHARE CONSOLIDATION.

PROPOSAL NO. 4

EGM ADJOURNMENT

Proposal No. 4, if adopted, will allow the Board of Directors to adjourn the EGM to a later date or dates or sine die, if necessary to permit further solicitation and vote of proxies if, at the time of the annual general meeting of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the Class A EGM. If Proposal No. 4 is not approved by shareholders, the Board of Directors may not be able to adjourn the EGM to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the EGM.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

“It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

VOTE REQUIRED FOR APPROVAL

Proposal No. 4 will be approved if a simple majority of the total votes properly cast in person or by proxy at the EGM by the holders of ordinary shares of the Company entitled to vote at the EGM vote “FOR” the proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE EGM ADJOURNMENT.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the EGM. If any other matters properly come before the EGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

July 23, 2026	/s/ Gang Li
Gang Li
Chief Executive Officer and Chairman of the Board of Directors

Appendix A

The Amended Articles